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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

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MFS Government Markets Income Trust
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

552939100
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(CUSIP Number)

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Tel. (201) 556-0092

With a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 552939100
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1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Bulldog Investors General Partnership
56-2585535
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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
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4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
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6 Citizenship or Place of Organization

New York
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Number of 7 Sole Voting Power 5,290,454
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Shares

Beneficially 8 Shared Voting Power 0
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Owned by

Each 9 Sole Dispositive Power 5,290,454
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Reporting

Person With: 10 Shared Dispositive Power 0
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11 Aggregate Amount Beneficially Owned by Each Reporting Person

5,290,454
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

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13 Percent of Class Represented by Amount in Row (11)

10.3%
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14 Type of Reporting Person (See Instructions)

PN
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 This Amendment No. 3 amends the Schedule 13D filed May 1, 2007 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 13, 2007, and Amendment No. 2 filed September 11, 2007, and is filed by Bulldog Investors General Partnership (the “Reporting Person”), with respect to the Common Stock of MGF.  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented as follows:

                         On October 4, 2007 the Reporting Person entered into an agreement (the “MGF Agreement”) with Massachusetts Financial Services Company (“MFS”), the advisor of MGF, to terminate the Reporting Person’s tender offer, which was announced on September 11, 2007, to purchase up to 5,000,000 of the outstanding shares (the “Shares”) of common stock, no par value, of MGF for cash at a price equal to 96.25% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange on the expiration date of the tender offer.

In addition, pursuant to the terms of the MGF Agreement:

(i)  MFS shall recommend that the Board of Trustees of MGF approve a tender offer by MGF for 37.5% of its issued and outstanding common shares at a price equal to 99% of net asset value to expire as of market close on November 14, 2007, subject to certain conditions (the “MGF Tender”);

(ii)  the Reporting Person shall terminate its related proxy solicitation and withdraw its nominees for election at the 2007 Annual Meeting of Shareholders of MGF, withdraw its shareholder proposal to open-end MGF and support MGF’s proposal to incur leverage;

(iii)  for a period of five years after consummation of the MGF Tender, the Reporting Person shall (a) refrain from directly or indirectly making or supporting any shareholder proposals concerning MGF, (b) vote in accordance with the recommendations of MFS on any matters affecting MGF, (c) refrain from directly or indirectly soliciting or encouraging others to vote against MFS’s recommendations on any matters affecting MGF; and (d) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving MGF, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the MGF’s assets; and

(iv)  for a period of 18 months after consummation of the MGF Tender, the Reporting Person shall (a) refrain from directly or indirectly making or supporting any shareholder proposals concerning any other existing or future MFS-advised closed-end funds (“Other MFS Funds”), (b) vote in accordance with MFS’s recommendations on any matters affecting the Other MFS Funds, (c) refrain from directly or indirectly soliciting or encouraging others to vote against MFS’s recommendations on any matters affecting the Other MFS Funds; and (d) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Other MFS Funds, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Other MFS Funds’ assets.

The foregoing description of the MGF Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as Exhibit 1 hereto, and is incorporated herein by reference.

Item 7.              Material to be Filed as Exhibits.

Exhibit No.	Description

1.	MGF Tender and Standstill Agreement, dated as of October 4, 2007, between Bulldog Investors General Partnership and Massachusetts Financial Services Company (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 5, 2007

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: KIMBALL & WINTHROP, INC., general partner

By: /s/ Phillip Goldstein

Name: Phillip Goldstein
Title: President